NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 8, 2013, pursuant to the provisions of
Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the
entire class of this security was redeemed or expired on March 18, 2013.

The removal of the Common Share Purchase Rights
OF Aurizon Mines Ltd. is
being effected because the Exchange knows or is reliably informed that on March 18, 2013 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on
March 18, 2013.